Exhibit 99.5

Points International Reports Third Quarter 2009 Financial Results

  Quarterly Revenue of $20.7 Million

  Significant reduction in Net Loss; Swings to Positive EBITDA[1] of $72,000

  Adds New Partnership with Chase, Continues Diversification Strategy

  Ongoing New Technology Infrastructure Development Will Deliver Improved Efficiencies, Enhanced Functionality, Improved New Business Rollouts and Expense Reductions

  Targets High End of 2009 Revenue Guidance and Reiterates Positive Full Year EBITDA

  Provides 2010 Guidance Calling for Revenue Between $60 Million to $70 Million, Net Income Profitability and 3% to 5% EBITDA Margins

TORONTO, November 5, 2009 – Points International Ltd. (“Points”) - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the third quarter ended September 30, 2009. All financial results are in U.S. Dollars.

“Third quarter results and business metrics were on plan and we are highly encouraged by strong contributions from our newest partnerships that launched this year,” said CEO Rob MacLean. “Following our recent successful European expansion we are pleased to announce a three-year contract extension of our highly productive Lufthansa partnership. Today we are also publicizing our new partnership agreement with J.P. Morgan Chase, one of the largest financial services companies in the world. Working with Chase’s Ultimate Rewards program, we will be leveraging our extensive installed base of partners and providing real-time integration services for this newly launched initiative. This deal is yet another important indicator of the success of both our new business efforts and our diversification strategy. In addition, we are working closely with a number of our partners on a variety of promotional activities for the holiday season and expect to end the year on a positive note. Moreover, strong progress on partner launches and Project ePoch, our technology infrastructure initiative, continues to give us good visibility on lowered expenses and promises exciting new functionality, distribution capabilities and operational flexibility into 2010 and beyond,” continued MacLean.

Third Quarter 2009 Financial Results

Total revenue was $20.7 million for the third quarter of 2009. Revenue was up from $20.4 million reported in the third quarter of 2008, and down from $21.3 million in the second quarter of 2009. Principal revenue grew to $18.9 million, up from $18.3 million in the same period last year, and down from $19.6 million in the second quarter of 2009. Commission revenue was $1.8 million, down from $1.9 million reported in the same period of last year and up from $1.7 million in the second quarter of 2009.

[1] EBITDA [Earnings (loss) before interest, taxes, amortization, foreign exchange and restructuring charges] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

Points reported a net loss for the third quarter of 2009 of $265,000, or ($0.00) per share. Net loss narrowed sharply compared to $1.4 million or ($0.01) per share in the same period in the previous year, and a net loss of $471,000 or ($0.00) per share, in the second quarter of 2009.

Third quarter results include restructuring charges of $332,000 incurred during the quarter related to previously announced staff reductions.

Points reported positive EBITDA of $72,000 during the quarter compared to an EBITDA loss of $543,000 in the same period of 2008 and an EBITDA loss of $566,000 in the second quarter of 2009.

As of September 30, 2009, Points’ total cash, comprised of cash and cash equivalents together with security deposits, short term investments and amounts with payment processors, was $33.5 million, up from $29.4 million at the end of the second quarter of 2009. The Company carries no debt and Points believes that its strong balance sheet and proven ability to generate positive free cash flow on an ongoing basis establishes a very strong operating position going forward.

Board of Directors and Management Team Update

"We are pleased to announce that Bernay Box, a long-time major shareholder and supporter of the company, has been appointed as Chairman of our Board of Directors following the resignation of Stephen K. Bannon as Chairman. Bernay has already proven to be an important contributor to our Board and we believe he will be a valuable asset to the team as we execute on our long-term strategy to drive growth and profits for our business," added MacLean. “We also would like to thank Steve for his strong leadership and look forward to his ongoing contributions as a Board member.”

"The successful launch of the ePoch technology platform in mid-November and the new consumer site in early 2010 will be the foundation that transforms the company into a high-growth high margin business. The strategy is in place; it is imperative for senior management to continue to drive this process aggressively and to articulate this to the public." stated Stephen K. Bannon.

Separately, the Company today announced that Rob Borden, Chief Marketing Officer, has resigned for personal reasons. Points has added strength and resources to its consumer marketing capabilities and has an effective team in place to continue to drive its consumer objectives. Mr. Borden will remain an advisor to the Company.

Third Quarter 2009 Business Metrics

			Q3/09		Q3/09
	Q3/09	Q2/09	vs.	Q3/08	vs.
			Q2/09		Q3/08

TOTAL ALL CHANNELS

Points/Miles Transacted	2,977,544,288	2,830,429,997	5%	3,051,397,755	-2%
# of Points/Miles Transactions	325,053	302,419	7%	335,742	-3%
Cumulative Points/Miles Transacted	54,344,042,972	51,366,498,684	6%	42,750,548,917	27%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	2,695,440,443	2,542,915,477	6%	2,752,100,503	-2%
# of Points/Miles Transactions	301,041	279,311	8%	310,608	-3%
Cumulative Points/Miles Transacted	48,842,866,291	46,147,425,848	6%	38,503,143,113	27%

POINTS.COM CHANNELS

Points/Miles Transacted	282,103,845	287,514,520	-2%	299,297,252	-6%
# of Points/Miles Transactions	24,012	23,108	4%	25,134	-4%
Cumulative Points/Miles Transacted	5,501,176,681	5,219,072,836	5%	4,247,405,804	30%
Cumulative Registered Users	2,324,611	2,252,404	3%	2,066,919	12%

Business Outlook

“We expect to deliver fourth quarter revenues that will result in the company reaching the high-end of our 2009 revenue range of $70 to $80 million and we are reiterating our outlook for positive annual EBITDA for the third consecutive year,” said CFO Anthony Lam. “Looking ahead to 2010 our goal is to replace lower margin business with more attractive and diversified revenues. We plan to accomplish this via a combination of solid growth from our current partners, an improved mix of transactions, strong contributions from new partners and operational efficiencies driven by project ePoch. Our 2010 guidance calls for revenues of $60 million to $70 million and we expect to report net income profitability for the year based on EBITDA margins of approximately three to five percent. Our model calls for continued margin expansion through the rest of 2009 and into 2010 that will drive profitability for our company.”

Points has an aggressive 2010 plan that includes the following objectives:

  Development and deployment of Project ePoch. This upgraded technology platform is designed to improve efficiencies and support scale for both Points’ private-branded e-commerce solutions and the Points.com consumer portal. The e-commerce deployment is on track for launch in the fourth quarter of 2009, followed by a redesigned Points.com consumer destination. ePoch will facilitate the Company’s aggressive growth plans and enable Points to develop and launch new innovations, including mobile and social networking applications, for the loyalty industry, while delivering efficiencies that are expected to result in lower operating and maintenance costs.

  Continued progress on the Points.com consumer proposition redevelopment. Building on recent new functionality such as Facebook Connect integration, Points.com will see tremendous change over the course of 2010. In coordination with Project ePoch, new branding, user interface, expanded social media integration as well as improved product functionality will be rolled out over the first half of the year and continue throughout 2010 toward a goal of attracting 15 million registered users over the next several years.

  Expand and diversify the customer base. Points currently partners with approximately 50 leading companies in the loyalty sector. During 2010 the Company intends to expand the number of total partners as well as the number of services it offers and deploys to its current partners. Points also plans to continue its diversification efforts geographically and across multiple sectors and is establishing a staff presence in Europe in support of this growth.

  Drive higher margin revenue and focus on profitability. Points is driving a shift in its revenue mix toward higher margin business that is expected to lead to sustained profitability for the Company. Many of the recent partnership agreements signed by Points have been under the principal model, and the additional consumer services that will be launched on the Points.com portal are expected to be accretive to the Company’s current margin profile.

“2010 will be a very exciting year for Points. We are fully engaged with our blue-chip loyalty partners in leveraging our services to help drive revenue and margin for their businesses. We are very pleased that our revenues other than the Delta/NWA business continue to be very robust, growing almost 35% year over year and carrying significantly improved gross margins. Through the year we will be growing our most successful partnerships while benefitting from an ability to leverage the operating efficiencies and expansion capabilities inherent to the deployment of project ePoch. Our new business pipeline is healthy and will contribute to our ability to deliver strong results and improving profitability for our shareholders,” concluded MacLean.

Investor Conference Call

Points’ quarterly conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-1429 ten minutes prior to the scheduled start time. International callers should dial 480-629-9666. Points International will also offer a live and archived webcast, accessible from the “Investor Relations” section of the company’s Web site at www.pointsinternational.com.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Consumer Website: www.points.com Corporate
Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements include statements relating to our guidance for 2009 and 2010 with respect to revenue, EBITDA and net income profitability, our ability to improve our margins, our anticipated expense reductions, and our objectives, strategic plans and business development goals, including our registered user goal and the timing and efficacy of the upgrade to our technology platform. Such forward-looking statements can generally be identified by words such as “will,” “may,” “expects,” “guidance,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions. These statements represent only Points' expectations, estimates and projections regarding future events and actual results may vary from the forward-looking statements made in this press release.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. In addition, certain material assumptions and estimates are applied in making forward-looking statements, and these may not prove to be correct. In particular, our revenue, EBITDA and net income profitability guidance, and our expectation of improved margins, assume that we will be able to generate new business from our pipeline at expected margins, Points’ in-market products and services will continue to perform along historical growth curves, transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market, and we will be able to contain costs and realize operational efficiencies from the upgraded technology platform. Important risk and uncertainties that could cause actual results to differ materially include those detailed in Points' other filings with applicable securities regulators, including Points' Annual Information Form, Form 20-F, Annual Management’s Discussion and Analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382 anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722 alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	September 30,	December 31,
AS AT	2009	2008
ASSETS

CURRENT
Cash and cash equivalents	$27,144,314	$22,854,494
Funds receivable from payment processors	3,075,540	5,065,722
Short-term investments	878,335	791,880
Security deposits	2,417,676	2,249,582
Accounts receivable	1,364,502	2,447,525
Future income tax assets	479,000	600,815
Current portion of deferred costs	249,653	246,772
Prepaid and sundry assets	678,189	1,548,329
	36,287,209	35,805,119

PROPERTY AND EQUIPMENT	764,476	808,648
INTANGIBLE ASSETS	1,335,774	997,716
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	84,673	146,391
OTHER ASSETS	1,076,912	751,843
	7,466,590	6,909,353
	$43,753,799	$42,714,472

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,467,596	$3,217,409
Current portion of deferred revenue	817,202	1,087,059
Payable to loyalty program partners	29,351,228	25,966,589
	32,636,026	30,271,057

DEFERRED REVENUE	268,872	259,220
	32,904,898	30,530,277

SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,566,230)	(2,566,230)
ACCUMULATED DEFICIT	(51,362,458)	(49,527,082)
	(53,928,688)	(52,093,312)

CAPITAL STOCK	56,662,421	56,662,421
CONTRIBUTED SURPLUS	8,115,168	7,615,086
	10,848,901	12,184,195
	$43,753,799	$42,714,472

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
	2009	2008	2009	2008
REVENUE
Principal	$18,886,179	$18,304,129	$57,885,436	$45,770,758
Commission	1,840,994	1,871,845	5,267,048	7,419,888
Interest	4,925	208,376	49,943	704,280
	20,732,098	20,384,350	63,202,427	53,894,926
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	16,393,009	15,957,294	50,749,186	38,858,455
Employment costs	2,537,551	2,880,473	7,993,566	8,280,872
Processing fees and related charges	582,103	716,476	1,776,938	2,313,657
Marketing and communications	327,724	395,892	1,058,722	961,202
Technology services	253,129	243,556	694,880	683,906
Amortization of property and equipment	92,800	175,032	267,259	404,833
Amortization of intangible assets	107,618	171,889	282,016	441,842
Amortization of deferred costs	-	82,333	1,629	323,053
Foreign exchange (gain) loss	(69,773)	390,932	(238,474)	(684,592)
Operating expenses	566,477	733,321	2,002,572	2,281,932
Restructuring charges	331,997	-	331,997	-
	21,122,635	21,747,198	64,920,291	53,865,160
OPERATING (LOSS) INCOME – before undernoted	(390,537)	(1,362,848)	(1,717,864)	29,766
OTHER (INCOME) EXPENSES
Interest on preferred shares	-	-	-	516,577
Interest and other (income) charges	(28,340)	10,139	(4,303)	40,932
	(28,340)	10,139	(4,303)	557,509
LOSS BEFORE INCOME TAXES	(362,197)	(1,372,987)	(1,713,561)	(527,743)

(Recovery) provision for future income taxes	(97,000)	-	121,815	-

NET LOSS	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)

LOSS PER SHARE
Basic	($0.00)	($0.01)	($0.01)	($0.00)
Diluted	($0.00)	($0.01)	($0.01)	($0.00)

DEFICIT – Beginning of period	$(51,097,261)	$(45,126,800)	$(49,527,082)	$(45,972,044)
Net loss for the period	(265,197)	(1,372,987)	(1,835,376)	(527,743)
DEFICIT – End of period	$(51,362,458)	$(46,499,787)	$(51,362,458)	$(46,499,787)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
	2009	2008	2009	2008
COMPREHENSIVE LOSS
Net loss for the period	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
Comprehensive loss	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)
Balance – End of period	$(2,566,230)	$(2,566,230)	$(2,566,230)	$(2,566,230)

POINTS INTERNATIONAL LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

FOR THE PERIODS ENDED SEPTEMBER 30,	Three Month Period		Nine Month Period
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(265,197)	$(1,372,987)	$(1,835,376)	$(527,743)
Items not affecting cash
Amortization of property and equipment	92,800	175,032	267,259	404,833
Amortization of intangible assets	107,618	171,889	282,016	441,842
Amortization of deferred costs	-	82,333	1,629	323,053
Future income taxes (recovery)	(97,000)	-	121,815	-
Unrealized foreign exchange (gain) loss	(81,178)	154,252	(493,488)	(808,094)
Employee stock option expense	176,349	166,692	500,082	494,055
Interest on Series Two and Four Preferred Shares	-	-	-	516,577
Changes in non-cash balances related to operations	3,939,367	(4,222,713)	5,882,011	1,708,917
CASH FLOWS PROVIDED (USED IN) BY OPERATING ACTIVITIES	3,872,759	(4,845,502)	4,725,948	2,553,440

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(13,610)	(291,856)	(223,087)	(439,496)
Additions to intangible assets	(442,815)	(61,168)	(620,074)	(279,109)
Sale of short-term investments	-	3,932,702	-	11,470,605
Purchase of short-term investments	-	-	-	(4,975,494)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(456,425)	3,579,678	(843,161)	5,776,506
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	-	-	(5,927)
Share issuance on capital transaction	-	(106,980)	-	1,692,061
Issuance of capital stock on exercise of stock options and warrants	-	7,662	-	269,673
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	-	(99,318)	-	1,955,807
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	34,418	(138,672)	407,033	(28,807)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,450,752	(1,503,814)	4,289,820	10,256,946
CASH AND CASH EQUIVALENTS
– Beginning of the period	23,693,562	33,296,738	22,854,494	21,535,978
CASH AND CASH EQUIVALENTS
– End of the period	$27,144,314	$31,792,924	$27,144,314	$31,792,924

Supplemental Information
Interest received	$7,350	$258,126	$64,520	$702,031
Interest paid	$4,763	$378	$8,325	$1,542